Exhibit 99.11

Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Agung Prawasono

I, Agung Prawasono, P.Eng., as an author of this report entitled “Tasiast Mine, Mauritania - National Instrument 43-101 Technical Report” with an effective date of December 31, 2024, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Senior Director, Mine Planning with Kinross Gold Corp. of 25 York Street, 17th floor, Toronto, Ontario.

2)	I am a graduate of UPN “Veteran” Yogyakarta, Indonesia in 1999 with a Mining Engineer Degree.

3)	I am a Professional Engineer in Professional Engineers Ontario (No. 1005533117). I have worked as a mining engineer for a total of 25 years since my graduation. My relevant experience for the purpose of the Technical Report is:

o	A total of 25 years experience in resource optimization related works that includes mine designs and mine planning for precious and base metal operations and projects in Indonesia, India, Africa, North America, and South America.

4)	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5)	I last visited the Tasiast Mine on 23 February – 2 March, 2025.

6)	I am responsible for Sections 15 and 16 and relevant portions of 1, 2, 25, 26, 27 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had prior involvement with the property that is the subject of the Technical Report.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 27th day of March, 2025

(Signed and Sealed) Agung Prawasono

Agung Prawasono, P.Eng